VIA EDGAR

Caleb C.B. DuBois (207) 228-7378 direct

cdubois@bernsteinshur.com

November 16, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attention: Mindy Rotter, Esq.

Re: New Age Alpha Trust

File Nos. 811-23461 and 333-232993

Response to Staff Comments on Pre-Effective Amendment No. 2 to the Trust’s Registration Statement Filed on October 27, 2020

Dear Ms. Rotter:

I am writing in response to your comments, received on November 13, 2020, to Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), (the “Amendment”) to the New Age Alpha Trust’s (the “Trust”) Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of registering the following series of the Trust: AVDR US Large Cap Leading ETF, AVDR US LargeCap ESG ETF, and AVDR Quality High Yield Corporate Bond ETF. Below, we have included each of your comments in bold, followed by our response.

Staff Comments

Staff Comment No. 1: You noted that the seed financials, notes to the financials, and independent auditor’s report all remain open items on the Registration Statement. You wished to remind us that these are all required items and requested that we confirm in correspondence that these items will be provided in a follow-up Pre-Effective Amendment to the Registration Statement.

Response No. 1: Please allow this letter to confirm that, upon completion of the audit and the receipt of additional comments from the Staff, the Trust will file a further Pre-Effective Amendment with the audited seed financials, audit report (including notes), and the auditor’s consent.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7378. Thank you.

Sincerely,

/s/ Caleb C.B. DuBois

Caleb C.B. DuBois